October 15, 2007

Via: EDGAR Mr. Brad Skinner Senior Assistant Chief Accountant Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010
Re:           Swift Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
Forms 10-Q for fiscal Quarters Ended March 31, 2007
And June 30, 2007
Filed May 4, 2007 and August 3, 2007
File No. 1-8754

Dear Mr. Skinner:

This letter is in response to your letter dated September 17, 2007, regarding the filings above, and in follow-up to our letter dated October 3, 2007, in which we requested an extension of time to respond.  Each numbered item below corresponds to the numbered item of your comment letter and is followed by the Company’s response and, where applicable, the new or modified future disclosure.

Form 10-K for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Supervision Fees, page 60

SEC Comment:

1.  We note that you account for supervision fees as a reduction to general and administrative expense to the extent of your estimate of costs incurred to operate the wells and apply the remainder as a reduction to lease operating costs. Tell us:

        U.S. Securities and Exchange Commission
        October 15, 2007

•	whether or not these fees are determined under COPAS,

•	whether the fees charged are in excess of costs incurred, and, if so
•	how your policy is consistent with the guidance set forth in Rule 4-10(c)(6)(iii) and (iv) of Regulation S-X.

Company Response:

All of our domestic supervision fees are based on COPAS determined rates; the remainder (approximately 2% for each annual amount presented) is attributable to our New Zealand operations and is based on agreements that are similar to COPAS.  Our supervision fees charged are not in excess of costs incurred for any of the years presented.

Controls and Procedures, page 90

SEC Comment:

2.  Provide the disclosure required under Regulation S-K Item 308(c) to disclose any change in internal control over financial reporting that occurred during your last fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting.

CompanyResponse:

We had no material change in our internal control over financial reporting for the fourth quarter of 2006.  In future filings when this is also the case, we will add the following paragraph to our Item 9a disclosure:

New Disclosure:

Internal Control over Financial Reporting

There was no change in our internal control over financial reporting during the quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Signatures, Page 97

SEC Comment:

3.  Please tell us why your annual report on Form 10-K was not signed by your principal executive, financial and accounting officers and by at least a majority of the board of directors, as required by General Instruction D to Form 10-K.

        U.S. Securities and Exchange Commission
        October 15, 2007

Company Response:

Our 2006 annual report on Form 10-K was signed by our principal executive, financial and accounting officers and by all of the members of our board of directors.  The original signatures are maintained in our files, a copy of which is available to the Staff upon request.  However, when our Form 10-K was edgarized the signatures blocks were not properly conformed to show that the signatures had been obtained.   In all future filings, we will ensure that all signature blocks are conformed to reflect the signatures that have been obtained.

Forms 10-Q for the Fiscal Quarters ended March 31, 2007 and June 30, 2007

Notes to Condensed Consolidated Financial Statements

Note 2- Summary of Significant Accounting Policies

Full Cost Ceiling Test, page 8

SEC Comment:

4.  You have disclosed that it is reasonably possible that non-cash write-downs of your oil and gas properties could occur. Provide an estimate of the range of this write-down or state the reasons why an estimate can not be made. Refer to paragraphs 13 and 14 of SOP 94-6 for additional guidance.

CompanyResponse:

We cannot reasonably estimate the amount of a potential full cost ceiling write-down (referred to as a non-cash write-down of our oil and gas properties) in future periods because we do not know what oil and natural gas prices will be in future periods. Due to historical volatility in oil and natural gas prices, a potential decrease in such prices is always a reasonable possibility, and if such event occurred to a sufficiently large degree, it is reasonable that it could be material.  We do not believe that a full cost ceiling test is a loss contingency covered by FAS 5.  Given the above, we cannot reasonably estimate the amount of any possible future full cost ceiling write-downs.

Exhibits, page 32

SEC Comment:
5. Please include or incorporate by reference all the exhibits required for Form 10-Q as specified by the table in Regulation S-K Item 601(a) in your filing.

        U.S. Securities and Exchange Commission
        October 15, 2007

Company Response:

We presume that this comment refers to Swift not including as an exhibit to our Form 10-Q for the second quarter the Underwriting Agreement for the offering conducted during that quarter which was inadvertently omitted.  In all future Forms 10-Q we will update any exhibits previously omitted and include or incorporate by reference all required exhibits.

Engineering Comments

Business, page 4

Reserves Replacement Ratio and Reserves Replacement Cost, page 5

SEC Comment:

6.  We note that you omit future development costs from your reserves replacement cost calculation as presented in your Glossary of Abbreviations and Terms, page 28. Since you include proved undeveloped reserve figures in this measure, please explain why you do not also disclose a reserve replacement metric that includes, in addition, the estimated cost to develop these PUD reserves. With a view toward possible disclosure, address the reasons that the investing public is better served by your current disclosure. We may have further comment.

CompanyResponse:

The reserves replacement ratio and reserves replacement cost are historical measures, using historical results and do not contain future estimates of costs and performance such as future development costs.  We computed the reserves replacement ratio and reserves replacement cost consistent with how we understand professional research analysts compute these ratios.  We think these historical computed ratios, as disclosed in our Form 10-K, are useful information to investors because the ratios are widely used by professional research analysts in the valuation, comparison, rating and investment recommendations of companies within the oil and gas exploration and production industry. The purpose of making the disclosure is to present information in the format commonly used by analysts in evaluating this performance measure in our industry sector.  Many investors use the published research of these analysts in making their investment decisions.  We believe that our current disclosures clearly inform the investing public of what is and is not included in these calculations.

        U.S. Securities and Exchange Commission
        October 15, 2007

Oil and Natural Gas Reserves, page 10

SEC Comment:
7. We note the reference to a third party engineering "audit" here and the engineer's opinion letter on page 187. Please amend your document to:

•	Disclose the differences between a reserve audit and a financial audit.

CompanyResponse:

A reserves audit and financial audit are different in process and material being audited.

As defined by the Society of Petroleum Engineers (SPE) in Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information approved by SPE Board in June 2001, (Revision as of February 19, 2007):

Reserves Audit. A Reserves Audit is the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves and/or Reserves Information prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed, (2) the adequacy and quality of the data relied upon, (3) the depth and thoroughness of the reserves estimation process, (4) the classification of reserves appropriate to the relevant definitions used, and (5) the reasonableness of the estimated reserves quantities and/or the Reserves Information. The term “reasonableness” cannot be defined with precision but should reflect a quantity and/or value difference of not more than plus or minus 10%, or the subject Reserves Information does not meet minimum recommended audit standards. This tolerance can be applied to any level of reserves or Reserves Information aggregation, depending upon the nature of the assignment, but is most often limited to Proved Reserves Information. A separate predetermined and disclosed tolerance may be appropriate for other reserves classifications. Often a reserves audit includes a detailed review of certain critical assumptions and independent assessments with acceptance of other information less critical to the reserves estimation. Typically, a reserves audit letter or report is prepared, clearly stating the assumptions made. A reserves audit should be of sufficient rigor to determine the appropriate reserves classification for all reserves in the property set evaluated and to clearly state the reserves classification system being utilized. In contrast to the term “audit” as used in a financial sense, a reserves audit is generally less rigorous than a reserves report.

        U.S. Securities and Exchange Commission
        October 15, 2007

Swift’s reserves auditor, H. J. Gruy and Associates, Inc. has presented their engineering reserves audit results in a letter dated January 23, 2007, which was filed with our Form 10-K as Exhibit 99.1.  H. J. Gruy and Associates, Inc.’s engineering reserves audit was conducted in accordance with the Society of Petroleum Engineers audit standards and also confirmed compliance with the SEC reserves classifications and definitions set out in Rule 4-10 of Regulation S-X.

The following is an excerpt from AU Section 100 as adopted and amended by the PCAOB:

Financial Audit– The objective of the ordinary audit of financial statements by the independent auditor is the expression of an opinion on the fairness with which they present, in all material respects, financial position, results of operations, and its cash flows in conformity with generally accepted accounting principles. The auditor's report is the medium through which they express an opinion or, if circumstances require, disclaims an opinion. In either case, it states whether the audit has been made in accordance with generally accepted auditing standards. These standards require the auditor to state whether, in their opinion, the financial statements are presented in conformity with generally accepted accounting principles and to identify those circumstances in which such principles have not been consistently observed in the preparation of the financial statements of the current period in relation to those of the preceding period.

Swift’s financial auditor, Ernst & Young, LLP, has presented its findings in its opinion titled “Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements” and is presented in our Form 10-K.

Accordingly, in future filings we will disclose:

New Disclosure:

A reserves audit and a financial audit are separate activities with unique and different processes and results.  These two activities should not be confused. As currently defined by the Society of Petroleum Engineers, a reserves audit should be of sufficient rigor to determine the appropriate reserves classification for all reserves in the property set evaluated and to clearly state the reserves classification system being utilized.

A financial audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial audit also includes assessing the accounting principles used and

        U.S. Securities and Exchange Commission
        October 15, 2007

significant estimates made by management, as well as evaluating the overall financial statement presentation.

SEC Comment:

•
Address the procedures used by the third party engineer to arrive at the opinion that "we consider the Swift estimates of net reserves and net cash flows to be in reasonable agreement, in the aggregate, with those estimates that would result if we performed a completely independent evaluation effective December 31, 2006.

CompanyResponse:

The procedures employed by H. J. Gruy and Associates, Inc., Swift’s independent reserves auditors, are set forth in its audit letter as quoted below:

“This audit has been conducted according to the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information approved by the Board of Directors of the Society of Petroleum Engineers, Inc.  Our audit included examination, on a test basis, of the evidence supporting the reserves discussed herein.  In conducting our audit, we investigated each property to the level of detail that we deem reasonably appropriate to form the judgments expressed herein.  We recognize the methods and procedures employed by Swift to accumulate and evaluate the necessary information and to document and reconcile reserves, annual production, and ownership interests are effective and are in accordance with generally accepted practices.

Based on our investigations, it is our judgment that Swift used appropriate engineering, geologic, and evaluation principles and methods that are consistent with practices generally accepted in the petroleum industry.  Reserve estimates are based on extrapolation of established performance trends, material balance calculations, volumetric calculations, analogy with the performance of comparable wells, or a combination of these methods.  Reserve estimates from volumetric calculations or from analogies may be less certain than reserve estimates based of well performance obtained over a period during which a substantial portion of the reserve was produced.”

Specifically, the annual reserves audit process uses the following procedures:

Swift presents to the independent reserves auditor the methodology used for estimating reserves for each property to determine proved net volumes, future net revenue and present value discounted at 10 percent

        U.S. Securities and Exchange Commission
        October 15, 2007

per annum.   This process begins with a rigorous examination by the reserves auditor of the available geoscience data and reservoir engineering information, including but not limited to, well logs, core analysis reports, well test reports, structure maps, net sand and net pay isopach maps based on the provided logs, cores, and tests from Swift’s wells and, if available, from surrounding wells operated by others.   Additional information provided to the reserves auditor for examination includes monthly historical production for each well along with Swift’s forecasts of future production.  Well test interpretations, volumetric calculations with supporting technical references, and field operational records are also provided in support of the reserves estimates.

The reserves estimate and methods used for reserves determination for each Swift property are reviewed and discussed with the reserves auditor’s geologist and engineer, along with the reserves engineer and geologist from Swift.  The reserves auditor subsequently conducts a detailed examination of certain critical assumptions, methodologies, adequacy and quality of data for each Swift property. At conclusion of the reserves determination process, the classifications and definitions for all proved reserves estimates identified through this work are in accordance with Rule 4-10 of Regulation S-X, and all audit processes are in accordance with the Society of Petroleum Engineers auditing standards.

Accordingly, in future filings we will disclose:

New Disclosure:

The audit by H. J. Gruy and Associates, Inc. was conducted according to the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information approved by the Board of Directors of the Society of Petroleum Engineers, Inc.  Based on its investigations, it is the judgment of H. J. Gruy and Associates, Inc. that Swift used appropriate engineering, geologic, and evaluation principles and methods that are consistent with practices generally accepted in the petroleum industry.  Reserve estimates are based on extrapolation of established performance trends, material balance calculations, volumetric calculations, analogy with the performance of comparable wells, or a combination of these methods.  The classification and definitions of all proved reserves estimates are in accordance with Rule 4-10 of Regulation S-X and the auditing process as described in the Society of Petroleum Engineers document Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information.

        U.S. Securities and Exchange Commission
        October 15, 2007

SEC Comment:

•
Provide to us a listing of "appropriate engineering, geologic, and evaluation principles and methods that are consistent with practices generally accepted in the petroleum industry” and cite a reference for it in your document.

CompanyResponse:

The acceptable methods for estimating reserves include: the volumetric method, an evaluation of performance history, material balance methods and analogy to other reservoirs if similar physical characteristics render such analogy appropriate.  Additionally, a combination of the aforementioned methods are utilized when the quantity and quality of available data permits.  Application of the aforementioned methods is restricted to a deterministic approach for all reserves reported.  Amplification on these methods is contained in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information published by the Society of Petroleum Engineers.

SEC Comment:

•	Discuss the procedures you follow to reconcile differences between your estimates and those performed by the third party engineer.

Company Response:

We apply various adjustments to our initial reserve estimating methods, as instructed by our reserves auditor, that ultimately result in either upward or downward adjustments to our initial reserve estimates to ensure that the classifications and definitions of our disclosed proved reserves estimates comply with Rule 4-10 of Regulation S-X.

•	Disclose the numerical difference between your estimates and those of your third party engineer.

Company Response:

A tabulated explicit numerical difference between the Swift reserve estimates and those by our third party reserve auditor does not exist, and therefore no numerical difference exist to disclose.

SEC Comment:

        U.S. Securities and Exchange Commission
        October 15, 2007

•           Discuss any material relationship between you and the third party engineer.
CompanyResponse:

H.J. Gruy and Associates, Inc. is an independent oil and gas consulting firm that Swift Energy Company has retained to perform engineering and geologic services on an as-requested basis.  H.J. Gruy and Associates, Inc. does not own an interest in Swift Energy Company or the properties audited and is not employed on a contingent basis, but is hired on an hourly fee basis.

Oil and Natural Gas Reserves, page 11

SEC Comment:

8.  We note your statement, "We combine NGLs with oil for reserves reporting purposes." If this means that you apply crude oil prices to proved crude oil reserves and NGL prices to proved NGL reserves in the PV- 10 and standardized measure calculations, please amend your document to so state. If you apply crude oil prices to the sum of NGLs and crude oil proved reserves volumes, please illustrate to us that this method does not result in significant differences to the calculations performed with specific prices for NGLs and for crude oil. Otherwise, please amend your document to calculate these metrics with NGL prices applied to proved NGL reserves.

CompanyResponse:

We apply crude oil prices to proved crude oil reserves and NGL prices to proved NGL reserves in preparing both the PV-10 and standardized measure calculations.  We will clarify this in our future filings by amending the disclosure as set forth below.  In the first paragraph on page 11, we disclose what weighted average sales prices we have used for oil, NGLs and natural gas in our PV-10 and standardized measure calculations for all years presented.

Accordingly, in future filings we will disclose:

Modified Future Disclosure (changed text in italics):

The following tables set forth estimates of future net revenues presented on the basis of unescalated prices and costs in accordance with criteria prescribed by the Securities and Exchange Commission and their PV-10 Value as of December 31, 2006, 2005, and 2004. Operating costs, development costs, asset retirement obligation costs, and certain production-related taxes were deducted in arriving at the estimated future net revenues. No provision was made for income taxes. The estimates of future net revenues and their present value differ in this respect from the standardized measure of discounted future net cash flows set forth in

        U.S. Securities and Exchange Commission
        October 15, 2007

supplemental information to our consolidated financial statements, which is calculated after provision for future income taxes. We combine NGL volumes with oil volumes solely for reserves volumes reporting purposes. We apply oil prices to proved oil reserve volumes and apply NGL prices to proved NGL reserves volumes in determining both the PV-10 and standardized measure values.  PV-10 is a non-GAAP measure; see the reconciliation of this non-GAAP measure to the closest GAAP measure, the standardized measure, in the section below this table.

SEC Comment:
9. Please amend your future documents to disclose separately any proved NGL reserves you have claimed through gas plant ownership. Refer to SEC Industry Guide 2, paragraph 3B.

CompanyResponse:

Swift neither reports nor claims any NGL reserves through gas plant ownership.

SEC Comment:

10.  The table - "Distribution of Swift Energy’s Proved Reserves" - on your website appears to have more detailed disclosure than the proved reserve presentation here. Please expand your disclosure to include this table's information.

CompanyResponse:

The table to which you refer appears each year in our “Annual Report to Shareholders,” which is mailed to all of Swift shareholders and a paper copy of which is provided annually to the SEC under Form ARS.  As long as we continue to make this or similar disclosures in our Annual Report to Shareholders, we will include the information contained in the referenced table in our corresponding Forms 10-K.

Proved Undeveloped Reserves, page 13

SEC Comment:

11.  It appears that proved undeveloped reserves booked prior to 2002 comprise about 10 percent of your total proved reserves. Please explain to us the reasons for the delay in monetization of these PUD volumes. We may have further comment.

        U.S. Securities and Exchange Commission
        October 15, 2007

Company Response:

Reserves estimates referred to in this comment are defined and classified in accordance with Rule 4-10 of Regulation S-X and are valuable assets which we plan to monetize.

Approximately 10 percent of our total proved reserves, as of December 31, 2006, were undeveloped and booked prior to 2002.  These undeveloped reserves are distributed across 10 fields, which include three of our most valuable fields.  We drilled 304 wells between 2002 and 2006, with 226 of these wells located in these fields.

Drilling and subsequent production is considered to be Swift’s principal means of monetization of proved undeveloped reserves.  Due to unexpected factors, such as rig availability (both domestically and internationally), and natural disasters (e.g. Hurricane Katrina and Hurricane Rita) in the Gulf Coast region, we experienced some delays in drilling amongst these specific assets.

Factors which caused the development drilling delays have diminished and we have committed to increase our current drilling rig count from 8 to approximately 15 rigs by the end of 2007.  Swift remains committed to the monetization of these proved undeveloped reserves.

Oil and Gas Acreage, page 14

SEC Comment:
12. Please revise your presentation to disclose the minimum remaining terms of material leases and concessions. Refer to Paragraph 5 of SEC Industry Guide 2.

CompanyResponse:

We did not have any material leases or concessions as described in paragraph 5 of SEC Industry Guide 2 in the filings related to your comment letter.   In our future Forms 10-K, if we have material leases or concessions, we will make the proper disclosure as described in paragraph 5 of SEC Industry Guide 2

Sales volumes, Sales prices, and Production Cost Information, page 16

SEC Comment:
13. Please expand your table here to display production, price and cost information for the U.S. and New Zealand separately. Refer to SEC Industry Guide 2, paragraph 3A.

        U.S. Securities and Exchange Commission
        October 15, 2007

Company Response:

We will expand the referenced table prospectively to display production, price and cost information for the U.S. and New Zealand separately, in accordance with the SEC Industry Guide 2.

Accordingly, in future filings we will disclose:

Modified Future Disclosure:

	Year Ended December 31,
	2006	2005	2004
Net Sales Volume:
Domestic Oil (MBbls)	6,721	4,709	4,269
New Zealand Oil (MBbls)	469	450	453
Total Oil (MBbls)	7,190	5,159	4,722

Domestic Natural Gas Liquids (MBbls)	460	509	690
New Zealand Natural Gas Liquids (MBbls)	253	329	350
Total Natural Gas Liquids (MBbls)	713	838	1,040

Domestic Natural gas (MMcf)	13,604	11,739	12,300
New Zealand Natural gas (MMcf)	9,184	11,870	11,442
Total Natural gas (MMcf)	22,788	23,609	23,742

Total (MMcfe)	70,205	59,590	58,319

Average Sales Price:
Domestic Oil (Per Bbl)	$64.28	$53.45	$40.04
New Zealand Oil (Per Bbl)	$67.06	$55.57	$42.15
Total Oil (Per Bbl)	$64.47	$53.63	$40.24

Domestic Natural Gas Liquids (Per Bbl)	$38.70	$34.00	$24.84
New Zealand Natural Gas Liquids (Per Bbl)	$20.22	$18.84	$17.96
Total Natural Gas Liquids (Per Bbl)	$32.15	$28.04	$22.52

Domestic Natural gas (Per Mcf)	$6.44	$7.40	$5.74
New Zealand Natural gas (Per Mcf)	$2.99	$3.09	$2.38
Total Natural gas (Per Mcf)	$5.05	$5.23	$4.12

Domestic Average Production Cost (Per Mcfe)	$1.96	$1.69	$1.36
New Zealand Average Production Cost (Per Mcfe)	$1.24	$1.01	$0.91
Total Average Production Cost (Per Mcfe)	$1.82	$1.50	$1.23

        U.S. Securities and Exchange Commission
        October 15, 2007

SEC Comment:
14. Please disclose your historical oil and gas price information so the reader is informed of the past effects of your hedging program.

CompanyResponse:

Our hedging gains and losses are recorded in the “Price-risk and other, net” caption on our income statement, as disclosed in the notes to the consolidated financial statements and in management’s discussion and analysis.  We disclose annual hedge related gains and losses from such activities in these two sections.  As such, our hedging gains and losses are not included in our oil and natural gas sales prices as displayed in the table referenced in Item 13 above.

Glossary of Abbreviations and Terms, page 28

SEC Comment:

15.  We note your explanation of the terms "Development Well," "Exploratory Well," "Proved Developed Oil and Gas Reserves," "Proved Oil and Gas Reserves" and "Proved Undeveloped Oil and Gas Reserves."  Please amend your document to cite the individual references for these defined terms in Rule 4-10(a) of Regulation S-X.

CompanyResponse:

We will modify the Glossary of Abbreviations and Terms section in our document to cite the individual references for defined terms in Rule 4-10(a) of Regulation S-X.

Accordingly, in future filings we will disclose:

Modified Future Disclosure (changed text in italics):

Development Well -- A well drilled within the presently proved productive area of an oil or natural gas reservoir, as indicated by reasonable interpretation of available data, with the objective of completing in that reservoir.1

Exploratory Well -- A well drilled either in search of a new, as yet undiscovered, oil or natural gas reservoir or to greatly extend the known limits of a previously discovered reservoir.2

Proved Developed Oil and Gas Reserves -- Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.3

        U.S. Securities and Exchange Commission
        October 15, 2007

Proved Oil and Gas Reserves -- The estimated quantities of crude oil, natural gas, and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, that is, prices and costs as of the date the estimate is made.4

Proved Undeveloped Oil and Gas Reserves -- Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.5

____________________

1 This is only an abbreviated definition.  Please refer to Securities and Exchange Commission’s definition of this term at Rule 4-10(a)(11) of Regulation S-X.

2 This is only an abbreviated definition.  Please refer to Securities and Exchange Commission’s definition of this term at Rule 4-10(a)(10) of Regulation S-X.

3 This is only an abbreviated definition.  Please refer to Securities and Exchange Commission’s definition of this term at Rule 4-10(a)(3) of Regulation S-X.

4 This is only an abbreviated definition.  Please refer to Securities and Exchange Commission’s definition of this term at Rule 4-10(a)(2) of Regulation S-X.

5 This is only an abbreviated definition.  Please refer to Securities and Exchange Commission’s definition of this term at Rule 4-10(a)(4) of Regulation S-X.

Notes to Consolidated Financial Statements, page 57

Supplementary Reserve Information, page 86

SEC Comment:
16. We note your proved reserve disclosure. Please tell us the estimated hydrocarbon volumes, if any, you have claimed as proved reserves:

•	In undrilled fault blocks;
•	Below the lowest known — penetrated and assessed — structural occurrence of hydrocarbons;
•	At locations that are not offsetting (adjacent to) productive wells.

        U.S. Securities and Exchange Commission
        October 15, 2007

Company Response:

•	Swift has claimed no proved reserves in undrilled fault blocks.
•	Swift has claimed no proved reserves below the lowest known – penetrated and assessed – structural occurrence of hydrocarbons.
•	Swift has claimed no proved reserves at locations that are not offsetting (adjacent to) productive wells.

SEC Comment:

17.  Please affirm to us you did not incorporate hedged oil and gas pricing in the estimation of your proved reserves and calculation of your standardized measure of discounted future net cash flows. If you cannot so affirm, explain to us the appropriateness of the use of hedged prices instead of year-end prices. You may refer to the discussion of this at our website (under II.F.9):

CompanyResponse:

Swift affirms that we did not incorporate hedged oil and gas pricing in the estimation of our proved reserves and calculation of our standardized measure of discounted future net cash flows.  In future filings, we will ensure that our disclosure of this fact is clear in sections of the Form 10-K that describe the estimation of our proved reserves and calculation of our standardized measure of discounted future net cash flows.

As required in SAB Topic 12, section D.3.b, we accounted for the effects of hedging in our computation of the limitation on capitalized costs and we disclose this fact in the notes to consolidated financial statements.  Also disclosed in the notes to the consolidated financial statements is that the effects of hedging in this calculation were not material at year-end 2006.

Closing Comments:

As requested in your letter to us, Swift Energy Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        U.S. Securities and Exchange Commission
        October 15, 2007

Should any additional information be required, or if you have any questions regarding this letter or further comments, please contact our outside securities counsel, Donald W. Brodsky, Baker & Hostetler, LLP, at 713.646.1335.  Thank you.

Sincerely, /s/ Alton D. Heckaman, Jr.
Alton D. Heckaman, Jr. Executive Vice President and Chief Financial Officer

Attachments

cc:           Securities and Exchange Commission (via fax)

Swift Energy Company
Terry E. Swift
Bruce H. Vincent
Karen Bryant Duncan

Baker & Hostetler, LLP
Donald Brodsky